SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2001

REUTERS GROUP PLC
(Translation of registrant's name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_                      Form 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___                                           No _X_

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECTUSES CONTAINED IN POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8, REGISTRATION STATEMENT NO. 333-59981 ON FORM S-8 AND REGISTRATION STATEMENT NO. 333-57266 ON FORM S-8 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 28, 2001	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner

8 February 2001
03/01

REUTERS SUBSIDIARY INSTINET FILES FOR IPO

London – Reuters, the global information, news and technology group, announced today that Instinet, its wholly owned electronic brokerage subsidiary, has filed a Registration Statement with the US Securities and Exchange Commission for a proposed initial public offering (IPO). Instinet intends to apply for quotation of its common stock on the Nasdaq National Market. It is expected that the IPO will be completed by the middle of 2001. This will be a primary offering of common stock all of which will be issued by Instinet. Following the IPO, Reuters will continue to own a substantial majority of Instinet’s common stock.

Instinet is the world’s largest electronic agency securities broker, trading in 40 securities markets, with membership of 20 exchanges throughout North America, Europe, and Asia. It is headquartered in New York and has eight other global offices. Founded in 1969, Instinet was acquired by Reuters in 1987 and has grown substantially under Reuters ownership in both US and international securities markets.

Reuters announced in February last year that an IPO was a strategic option under consideration for Instinet. In October the Group confirmed that it would proceed with plans for an IPO.

Peter Job, Reuters Chief Executive, said: “A public listing is a natural evolution for Instinet. Reuters believes that backing an independent Instinet whilst remaining a substantial shareholder is the best way forward for Reuters shareholders.”

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State.

End

Contacts:

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Geoff Wicks	Tel: +44 (0) 20 7542 8666
Director, Corporate Relations
geoff.wicks@reuters.com

Peter V Thomas	Tel: +44 (0) 20 7542 4890
Director, Media Relations
peter.v.thomas@reuters.com

Adrian Duffield	Tel: +44 (0) 20 7542 4728
Manager, Group Corporate Relations
adrian.duffield@reuters.com

Note to editors:

Reuters (about.reuters.com), the global information, news and technology group, plays a significant role in the functioning of the financial and media markets. Reuters strategy is to make the financial markets work on the Internet. Reuters is the world’s largest international news and television agency with 1,957 journalists, photographers and camera operators in 185 bureaux serving 153 countries, gathering and editing news in 24 languages. Reuters premier position is based on a reputation for speed, accuracy and impartiality as well as for continuous technological innovation. Reuters supplies news and information to over 900 internet websites. Instinet, an independently managed subsidiary of Reuters, is the world’s largest electronic agency brokerage firm. It covers the equities and fixed income markets. On 30 June 2000, the Group employed 17,067 staff in 215 cities in 98 countries.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Interim Statement for the six months ended 30 June 2000 under the heading “Cautionary Statements”. Copies of the Interim Statement are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

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